FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: January 19, 2005	By: “Fred George” Fred George President

                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Item 2    Date of Material Change

January 14, 2005

Item 3    News Release

The press release attached as Schedule A was released over Canada NewsWire on
January 14, 2005

Item 4    Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5    Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6    Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8    Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel:  902-468-0614

Item 9    Date of Report

January 14, 2005

Gammon/Press Release/MCR Nov 24 - 2004

================================================================================

                           GAMMON LAKE RESOURCES INC.
                   202 Brownlow Avenue, Cambridge 2, Suite 306
                         Dartmouth, Nova Scotia, B3B 1T5
                       Tel: 902-468-0614 Fax: 902-468-0631
                               www.gammonlake.com
                          TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 02-2005                                          January 14, 2005

                GAMMON LAKE ANNOUNCES PROSPECTUS QUALIFICATION OF
                  CDN. $110,005,000 PRIVATE PLACEMENT FINANCING

Gammon Lake Resources Inc. (TSX:  GAM; AMEX: GRS) announces that it has received receipts  from  all  applicable  securities  regulators  for a final  prospectus
qualifying  the  exercise  of  15,715,000  Special  Warrants.   In  addition,  a
registration  statement of Gammon Lake on Form F-10  registering  the 15,715,000 common shares underlying the Special Warrants was declared effective by the U.S.
Securities  and  Exchange  Commission.  Pursuant  to the  terms  of the  Special
Warrants,  any Special  Warrant not  exercised  by the holder prior to 5:00 p.m.
(Toronto  time) on January  21, 2005 will be deemed to have been  exercised  and surrendered  immediately prior thereto without any further action on the part of such holders.

The Special  Warrants were sold at $7.00 per Special  Warrant for gross proceeds of Cdn.  $110,005,000 in a private  placement  financing  closed on December 16,
2004, as reported in press release 12-2004. BMO Nesbitt Burns Inc. acted as lead agent in a syndicate  with RBC Dominion  Securities  Inc.  and First  Associates
Investments Inc.

The  proceeds  of this  financing  will be applied to  working  capital  and the development of Phase One of the Ocampo Gold-Silver  Project in accordance with a bankable  feasibility study as announced on November 11, 2004.  Alternatives for
project  debt   financing   are  also  under   review  with  several   financial
institutions.

President and Chairman, Mr. Fred George,  commented, "The completion of the Cdn.
$110,005,000 financing marks an important milestone for Gammon Lake Resources as the  Company  advances  the Ocampo  Project  towards  commercial  production  to commence in 2006."

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. For additional information please contact:

   Bradley H. Langille                                Jodi Eye
   Chief Executive Officer                            Investor Relations
   Gammon Lake Resources Inc.                         Gammon Lake Resources Inc.
   902-468-0614                                       902-468-0614

                              CAUTIONARY STATEMENT

No stock  exchange,  securities  commission  or other  regulatory  authority has approved or disapproved  the  information  contained  herein.  This News Release
includes  certain  "forward-looking   statements".  All  statements  other  than
statements of historical  fact,  included in this  release,  including,  without
limitation,   statements   regarding  potential   mineralization  and  reserves,
exploration  results,  and  future  plans and  objectives  of Gammon  Lake,  are forward-looking  statements that involve various risks and uncertainties.  There can be no assurance  that such  statements  will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important  factors  that  could  cause  actual  results  to  differ materially from Gammon Lake's expectations include,  among others, risks related
to  international   operations,   the  actual  results  of  current  exploration
activities,   conclusions  of  economic   evaluations  and  changes  in  project
parameters as plans  continue to be refined as well as future prices of gold and silver,  as well as  those  factors  discussed  in the  section  entitled  "Risk
Factors" in Gammon Lake's Form 40-F as filed with the United  States  Securities and  Exchange  Commission.  Although  Gammon  Lake  has  attempted  to  identify important  factors that could cause actual results to differ  materially,  there may be other factors that cause results not to be as  anticipated,  estimated or intended.  There can be no  assurance  that  such  statements  will  prove to be accurate as actual results and future events could differ  materially from those anticipated  in such  statements.  Accordingly,  readers  should not place undue reliance on forward-looking statements.